Exhibit 99.1

Hepsiburada Names Nilhan Onal as New CEO from January 1, 2023

ISTANBUL, July 22, 2022 -- D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada") (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as "Hepsiburada" or the "Company"), today announced the appointment of Nilhan Onal as Chief Executive Officer (“CEO”) of the Company, effective January 1, 2023.

Murat Emirdag has decided to step down from his CEO duties for personal reasons. He will continue to lead the company and ensure a smooth transition to the new CEO until January 1, 2023. As of January 1, 2023, Mr. Emirdag will be a non-executive director of the Company’s board of directors.

Nilhan Onal joins Hepsiburada from Amazon Europe, where she spent the last seven years focused on business transformation and growth. In her last role, she also oversaw strategy, operations and technology for Amazon’s European Fashion business, driving strong results. During her time at Amazon, Nilhan also built and scaled Amazon’s SWA (Amazon Shipping) business worldwide, and led a turn-around of Amazon UK Consumer Electronics and European Product Insurance businesses. Prior to joining Amazon, Nilhan Onal had over a decade of experience in managing consumer-focused businesses at Procter & Gamble in Turkey and Europe, leading different categories, from electrical beauty to household care, across various geographies. Among many recognitions, in 2021, she was also named among top Turkish executives in ‘Global Turks par excellence’ conducted by Heidrick and Struggles.

Hepsiburada’s founder and chairwoman, Hanzade Dogan, said: “We are grateful for Murat's leadership, during which he has been an instrumental figure in Hepsiburada’s journey achieving significant milestones both in Hepsiburada’s growth and in developing Turkey’s broader digital ecosystem. He will continue to make a strategic contribution to Hepsiburada’s development in his new role as a non-executive board member starting January 2023.”

“I am thrilled to welcome Nilhan to lead the next chapter of Hepsiburada. She brings more than 25 years of experience across e-commerce, logistics, demand generation and product development having worked at a global scale within Fortune 500 companies. Nilhan is a builder of both businesses and exceptional talent. With her leadership experience, she will take Hepsiburada into the next phase of our journey, continuing to build on our leading service levels for our customers and merchants.”

Nilhan Onal said: “I am delighted to return home to Turkey to be part of Hepsiburada’s success story. I love Hepsiburada’s mission of being the reliable innovative companion for our customers. I am committed to taking Hepsiburada to the next level to surprise and delight all of our customers and merchants in the region with Turkish hospitality and excellent service levels.”

Murat Emirdag took over as CEO of Hepsiburada on February 1, 2019 after serving as an advisory board member. Under his leadership, the Company has achieved significant growth in its core operations while developing an integrated technology ecosystem with capabilities in Fintech, on-demand delivery service, a subscription-based loyalty program, cross-border operations, advertising platform, logistics and fulfillment-as-a-service.

Murat said: “It’s been an honor to serve Hepsiburada’s customers and business partners alongside its founder, board members and teammates at Hepsiburada, which I see as a great place for bright minds and good hearts to flourish. After years as CEO, next January is the right moment to transition to a non-executive board role where I will advise on longer-term strategic opportunities. I am confident that Nilhan will make a significant contribution to Hepsiburada’s journey. The Company has strong fundamentals in place and is well positioned to create long-term value moving forward.”

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of March 2022, we had seamlessly connected 44.2 million members and 85 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached over 32 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com